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                                                               Exhibit (b)(4)(e)




                 INDIVIDUAL RETIREMENT ANNUITY (IRA) ENDORSEMENT

Effective as of the later of the Date of Issue of this policy or the date set forth below, this policy is amended and modified as follows.

1. The policy is established for the exclusive benefit of the Owner or the Owner's beneficiaries. The Owner must be:

         a.       the Annuitant; and
         b.       the Payee; and
         c. one of the chosen human beings in any Payment Option elected by the Owner which has a life contingency.

2. Except in the case of a rollover contribution (as permitted by Internal Revenue Code (IRC) section 402(c), 403(a)(4), 403(b)(8), or 408(d)(3))
         or a contribution made in accordance with the terms of a Simplified Employee Pension Program (as described in section 408(k)), no contributions will be accepted unless they are in cash, and the total of such contributions shall not exceed $2,000 for any taxable year.

3.       ARTICLE I

         The Owner's entire interest in the account must be distributed, or begin to be distributed, by the Required Beginning Date, which is the April I following the calendar year in which the Owner reaches age 70-1/2. The distribution will be made in payments:

         a. over the life of such Owner, or the lives of such Owner and his or her designated beneficiary-, or

         b. for a period certain not extending beyond the life expectancy of such Owner, or the joint and last survivor expectancy of such Owner and his or her designated beneficiary.

Payments must be made in periodic payments at intervals no longer than one year. In addition, payments must be either non-increasing or they may increase only as provided in Q&A F-3 of section 1.401(a)(9)-l of the Proposed Income Tax Regulations.

All distributions shall be made in accordance with the requirements of IRC section 401(a)(9), including the incidental death benefit requirements of IRC section 401(a)(9)(G), and the regulations thereunder, including the minimum distribution incidental benefit requirement of section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

Life expectancy is computed using the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations.

         a. Except as noted in (b), below, life expectancies will be re-calculated annually, unless prior to the Required Beginning Date the Owner elects otherwise. Such election will be irrevocable and will apply to all subsequent years.

         b. The life expectancy of a non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which the Owner attains age 70-1/2. Payments in all years will be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.
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ARTICLE II

Distributions Beginning before Death. If the Owner dies after distribution of his or her interest has begun, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Owner's death.

Distributions Beginning after Death. If the Owner dies before distribution of his or her interest begins, distribution of the Owner's entire interest shall be completed by December 31 of the calendar year containing the fifth anniversary of the Owner's death, unless an election is made to receive distributions in accordance with items (a) or (b), below:

         a. If the Owner's interest is payable to a designated beneficiary, then the entire interest of the Owner may be distributed over the life, or over a period certain not longer than the life expectancy, of the designated beneficiary. Such distributions must commence on or before December 31 of the calendar year immediately following the calendar year in which the Owner died.

         b. If the designated beneficiary is the Owner's surviving spouse, the date distributions are required to begin in accordance with item (a), above, shall not be earlier than the later of:

                  i. December 3l of the calendar year immediately following the calendar year in which the Owner died; or

                  ii. December 31 of the calendar year in which the Owner would have reached age 70-1/2.

         c. If the designated beneficiary is the Owner's surviving spouse, the spouse may treat the policy as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a regular IRA contribution to the policy, makes a rollover to or from such policy, or fails to elect any of the above provisions.

For purposes of distributions beginning after the Owner's death, life expectancies are computed using the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations.

         a. Except as noted in (b), below, life expectancies will be recalculated annually, unless prior to when distributions are required to begin the surviving spouse elects otherwise. Such election will be irrevocable and will apply to all subsequent years.

         b. The life expectancy of a non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin. Payments in all years will be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy, was first calculated.

          Distributions under Article II are considered to have begun if distributions are made on account of the Owner reaching his or her Required Beginning Date, or if prior to the Required Beginning Date distributions irrevocably commence to an Owner over a period permitted and in an annuity form acceptable under section 1.401(a)(9) of the Income Tax Regulations.

4. We will not pay a Withdrawal Benefit if the Owner is under 59-1/2 and not disabled unless the intended use of the funds is set forth in the withdrawal request.

5.        The interest of the Owner is nonforfeitable.
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6.       This policy is not transferable by the Owner to anyone except to us.
         The Limit on Transfer provision of the policy applies.

7. Any refund of premiums (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

8. We may amend the terms of this policy without the prior consent of the Owner if such amendment:

         a.       applies to all policies with this endorsement; and

         b.       is in response to changes to federal law.

9. We will send annual calendar year reports to the Owner concerning the status of this policy.

10. No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Internal Revenue Code section 408(p). No transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE plan will be accepted from a SIMPLE-IRA (an IRA used in conjunction with a SIMPLE plan) prior to the expiration of a two year period beginning on the date the Owner first participated in that employer's SIMPLE plan.


Signed for Life Insurance Company of the Southwest at its Home Office in Dallas, Texas, by




                                                              Secretary